At a meeting of the Board of Directors of the Fund
 held on April 8, 1999 the Board appointed KPMG LLP to serve as independent auditor for the Fund for the year ended October 31, 1999 and dismissed PriceWaterhouseCoopers LLP, who had served as the Fund's former independent auditor.
  KPMG LLP serves as independent auditor for other investment funds which are managed by City National Investments.
 PriceWaterhouseCoopers LLP issued an unqualified opinion on the financial statements of the Fund for the period from March 23, 1998 (date of inception) to October 31, 1998.
  In addition, there have been no disagreements in regards to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which is not resolved to the satisifaction of PriceWaterhouseCoopers LLP would have caused it to make a reference to the subject matter of the disagreement in connection with its report.